

January 6, 2010

Mr. Richard M. Whiting
Chief Executive Officer and Director
Patriot Coal Corporation
12312 Olive Boulevard, Suite 400
St. Louis, MO 63141

      Re: **Patriot Coal Corporation**
           Form 10-K for the Fiscal Year Ended December 31, 2008
           Filed March 2, 2009
           Form 10-Q for the Quarterly Period Ended September 30, 2009
           Filed November 6, 2009
           File No. 1-33466

Dear Mr. Whiting:

      We have completed our review of your 2008 Form 10-K, and do not, at this time, have any further comments.

                               Sincerely,

                               H. Roger Schwall
                               Assistant Director